UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 1, 2017

(Date of earliest event reported)

RONN MOTOR GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware	47-4161960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

ASU SkySong Research Building, #255B

1475 N Scottsdale Road

Scottsdale, AZ 85257

(Full mailing address of principal executive offices)

(512)-470-6577

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1. Fundamental Changes.

On November 1, 2017, Swedish Specialty Vehicles Investment AB, a Swedish corporation (“SSVI”) and wholly-owned subsidiary of Ronn Motor Group, Inc. entered into a Share Purchase Agreement (the “Agreement”) with Överås Tow Trucks AB, U Energy Holding AB, Hama Business Relation AB, Pactus AB and Fredrik Jonsson (collectively, the “Sellers”).

Pursuant to the terms of the Agreement, SSVI shall purchase all of the issued and outstanding shares of capital stock of Coach Manufacturing Sweden AB, a Swedish corporation which develops, manufactures and markets certified special vehicles for passenger and cargo transportation (“CoMan”) from the Sellers for total consideration of 29,310,000 Swedish Krona (“SEK”), which is comprised of an aggregate purchase price for the shares of 15,000,000 SEK and the repayment of shareholder loans and contributions from the sellers in the amount of 14,310,000 SEK no later than December 1, 2017 (the “Closing Date”). In addition, pursuant to the terms of the Agreement, if the Sellers provide loans to CoMan for the purposes of fulfilling the Mariestad Order (as defined in the Agreement) prior to the Closing Date, such loans shall not exceed 6,000,000 SEK and shall be repaid to the Sellers by SSVI on the Closing Date. On the Closing Date, (i) the Sellers shall deliver written resignations from each member of the boards of the Group Companies (as defined in the Agreement) and deliver certain promissory notes as set forth in the Agreement and (ii) the Buyer shall, upon demand, pay the Nordea AB (publ) overdraft facility and Almi loan and elect new board members of the Group Companies.

The foregoing description is a summary only, does not purport to set forth the complete terms of the Agreement and is qualified in its entirety by reference to the Agreement filed as Exhibit 6.1 to this Current Report on Form 1-U and is hereby incorporated by reference.

Exhibit Index

Exhibit No.	Document
6.1	Share Purchase Agreement dated November 1, 2017

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ronn Motor Group, Inc.

Date: November 17, 2017	By:	/s/ Ronal Maxwell ( Ford)
Ronal Maxwell (Ford)
Chief Executive Officer

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